

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2025

Ronald Glass
Vice President and Chief Accounting Officer
Kosmos Energy Ltd.
8176 Park Lane
Dallas, Texas 75231

      **Re: Kosmos Energy Ltd.**
          **Form 10-K for the Fiscal Year ended December 31, 2024**
          **Filed February 24, 2025**
          **File No. 001-35167**

Dear Ronald Glass:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation